Shinhan Card’s Board Resolution to Convene General Shareholders’ Meeting for the Fiscal Year of 2009

On March 3, 2010, the board of directors of Shinhan Card, our wholly-owned subsidiary of Shinhan Financial Group, made a resolution to convene the annual general shareholders’ meeting for the fiscal year of 2009 as follows:

1.	Date and Time: March 23, 2010, 3 P.M., Seoul time.

2.	Venue: Conference room, 21th floor / Shinhan Card Post Tower Building B

21-1, Chungmo-ro 1ga, Jung-gu, Seoul, Korea

3.	Agenda:

1) Approval of Balance Sheets, Income Statements and Statements of Appropriation of Retained Earnings for the fiscal year of 2009 (January 1, 2009 ~ December 31, 2009)

2) Approval of Revision to Articles of Incorporation

3) Appointment of Directors

4) Approval of Director Remuneration Limit